================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 22 March, 2004
                         Commission File Number 0-30358

                                  ebookers plc
                              ---------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F_|X|_          Form 40-F ____


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes ____              No     _|X|_


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.

Enclosures:

Press release -  6K  Full year financial      22 March, 2004              28 inc
results 2003

        FINANCIAL RESULTS FOR FULL YEAR 2003 AND OCTOBER-DECEMBER QUARTER

                ebookers announces first annual adjusted profit,
           69% internet growth in Jan-Mar 2004, and significant cost
                              reduction programme

22 March, 2004 - ebookers plc (Nasdaq - EBKR, LSE - EBR) Europe's No.1 retail online travel agency today announces financial results for the full year 2003 and the October-December 2003 quarter (Quarter 4).

Highlights (UK GAAP)

     -- Gross sales(1) rise 90% to GBP 521m (2002 - GBP 274m). Quarter 4 gross sales rise 133% to GBP 149m. (2002 - GBP 64m).

     -- Turnover up 109% to GBP 67m (2002 - GBP 32m). Quarter 4 turnover increases 139% to GBP 19m (2002 - GBP 8m).

     -- First ever adjusted pre tax profit(2) of GBP 1.3m. (2002 - adjusted loss of GBP 5.2m). (See note 8)

     -- Loss before tax of GBP 14.9m (includes net exceptional costs of GBP 5.1m) (2002 - GBP 12.3m).

     --   Margin(3) improvement to 12.9% in 2003 from 11.8% in 2002.

     -- Big growth in 2004 internet bookings. Jan - 18th March, up 69% organically on last year. UK up 40%, rest of Europe up 107%.

          For total business gross sales(1) and turnover growth for quarter 1 to date has been strong.

     --   Significant cost reduction programme announced today

Dinesh Dhamija, Chairman comments.

"2003 had a great finish to a tough year. Despite the Iraq war, the SARS epidemic and a very hot European summer persuading would be long-haul travelers to stay at home, we have recorded our first annual adjusted pre-tax profit(2). Our fourth quarter showed continued growth and we have entered 2004 with tremendous organic internet growth of 69%. The success of our internet strategy means that we can announce today a significant cost reduction programme that will further improve the efficiency of the company. We look forward to continued strong growth for the year."

(1) Gross Sales represents the total transaction value of all our services to our customers

(2) Adjusted Pre-Tax Profit is Profit on ordinary activities before taxation after adding back exceptional items, amortisation of goodwill, stock compensation expenses and National Insurance relating to share options payable if employees exercise their share options.

(3)  Margin defined as turnover as a percentage of gross sales

Chairman's Statement

2003 had such a great finish to such a tough year. We began the year with a build-up to the Iraq war. Conflict followed in March and April followed by the SARS epidemic in the Far East, China and Canada. And then, Europe enjoyed one of the hottest summers on record, meaning that many of our would-be long and mid haul customers put off plans to go further afield on holiday. We believe late bookings for the summer high season suffered, especially to the U.S.

Despite these difficulties, it is a testament to the underlying strength of ebookers' business model that in 2003 we recorded our first ever annual adjusted pre tax profit(1) of GBP 1.3m. This excellent result contrasts with an adjusted pre tax loss(1) in 2002 of GBP 5.2m. I would like to thank all employees for their contribution to this achievement. Loss before tax was GBP 14.9m (net of exceptional costs of GBP 5.1m) compared to GBP 12.3m in 2002.

Current trading 2004

Gross sales(2) and turnover growth for quarter 1 to date has been strong. Internet bookings are up 69% organically for January - 18th March, compared to the same period last year. They are up 40% in the UK and 107% in the rest of Europe (12 countries). As over 80% of our turnover is to mid and long haul destinations we have seen little effect, if any, from the Madrid bombings.

Long and mid haul focus

We believe that there will be three long-term dominant players in the European online travel industry and we firmly intend to position ebookers as one of these. Already we have grown from gross sales(2) of GBP 15m in 1999 to GBP 521m this year. We have transformed an adjusted pre-tax loss(1) of GBP 25m in 2000 and GBP 19m in 2001 to today's first annual adjusted pre-tax profit(1). Even at this early stage, we received over 3.1m visitors to our websites in January 2004.

The strength of our business model lies in our focus on the long and mid haul travel market, despite the difficult year that we have just witnessed.

We have firmly positioned ebookers in the long and mid haul travel market, because it has greater potential for profits than short haul. Over 80% of our turnover is derived from sales to long and mid haul destinations (i.e. over 5 hours flight time), rather than short haul European trips. The attractions of a mid and long haul strategy can be summarised as:

(i) Long and mid haul sales are much more profitable for us. The average turnover on a long and mid haul booking is over twice that which we can make on a short haul one. Yet, the cost of fulfilment is broadly similar. Profit on many short-haul bookings can only be made if a flight is packaged with hotel or car elements.

(ii) There is little competition from "no frills" (e.g.Ryanair and EasyJet) and low price carriers on long and mid haul flights as their aircraft are only suitable for short haul trips. In fact these companies are complementary to our business as they are educating consumers to book travel online.

(iii) The long and mid haul market is bigger and is growing faster than the short haul market according to Boeing. The short haul market accounts for approximately 40% of the market (and much of this is taken by "no frills" and charter airlines), whereas mid and long haul accounts for approximately 60%. Between 2001 and 2012 the short haul market is forecast to grow by 63% whereas the long and mid haul market is forecast to grow by 77%. (Source Boeing 20-Year Market Growth Projection, Europe).

Reorganisation and cost management

Our decision from the end of 2003 to invest in senior level human resource across key business areas means that our adjusted net operating costs3 will continue to be temporarily higher into quarter 1. Our investment is now reaping rewards with successful internet growth. At the same time, we are announcing a reorganisation and cost restructuring of the Company following the installation of new technologies and successful internet conversion of offline acquisitions to the internet. This includes some reduction in headcount.

We are announcing today that the group will be realigned into two divisions: The first division is responsible for consumers and supplier relationships and the second on operations and technology. This will create a simpler organization structure that is focused on delivering the best possible customer experience, combined with "right-first-time" operational and systems delivery.

Peter Liney, who joined ebookers in February 2003 as UK Managing Director, and was formerly managing director of Travelbag and Head of Leisure Sales at British Airways, has now been given the enhanced role of Group Commercial Director responsible for all countries. He will work in partnership with Dhruv Shringi, who joined the Company in November 2003 and has been appointed Group Operations Director (currently a non-board position), again for all countries. Dhruv Shringi (an Insead MBA graduate) came from Andersen and more recently Ford's business turnaround team.

At the same time our offline to online strategy offers significant cost saving opportunities and economies of scale. Our adjusted net operating costs(3) in 2003 were 12.7% of gross sales(2) (despite the acquisition of Travelbag which at the time had 84% offline passengers). In 2002 adjusted net operating costs(3) were 13.7% and in 2001 they were 22.0% of gross sales(2). Our target is to deliver 8.5% as soon as possible in the longer term while continuing to deliver high growth.

The latest phase of our cost reduction and growth programme has been in planning with Change Management consultants since July 2003 and will be announced to staff and initiated from today. It involves standardising websites and systems technologies throughout the Group, disposing of 9 retail outlets following successful online conversion across Europe and the UK, and the removal of duplicate functions and delayering management following our reorganised business structure, as well as reduced staffing requirements as we continue to automate and standardise our systems.

The cost reduction and reorganisation programme will involve some headcount reduction. We expect it will have a short term impact on the business and we will give a more detailed update on the programme when we announce our quarter 1 results on 10 May.

Board and other appointments

The new roles of Peter Liney and Dhruv Shringi will replace that of Tani Dhamija our interim Group managing director and a Board Director. With the announcement of our first annual adjusted pre tax profit(1) and having made a major contribution to the successful integration of our UK business, Tani has chosen this as an appropriate moment to step down as an Executive Director to pursue her personal interests. This also demonstrates her vote of confidence in Peter and Dhruv. I would like to thank her for her valuable contribution to the Group in an executive capacity and in particular with the integration of Flightbookers and Travelbag and the establishment of our Indian BPO. Tani will step down from her role on 31 March and will then continue as a Non-Executive Director. As a result of this change in role, Tani has informed the Board of ebookers that she would like to waive her right to the bonus payment of GBP 993,000 awarded to her (but not paid) in November 2003.

The other Board appointment made since our last annual report (in addition to Peter Liney) was David Gill. David joined as a Non-Executive Director and is also head of the Board's Audit Committee. He is also currently CEO of Manchester United plc and previously was Finance Director for First Choice Holidays. Additionally, Peter Cochrane, formerly a Non-Executive director left the company in June 2003. I would like to thank him for his valuable contribution.


I look forward to the future with confidence.

Thank you for your continued support.


Dinesh Dhamija
Chairman
ebookers plc


(1) Adjusted Pre-Tax Profit is Profit on ordinary activities before taxation after adding back exceptional items, amortisation of goodwill, stock compensation expenses and National Insurance relating to share options
(2) Gross Sales represents the total transaction value of all our services to our customers
(3) Adjusted net operating costs consist of sales and marketing, technology costs, other administrative expenses, depreciation and net finance charges excluding exceptional items

Operating review

Good Group performance despite tough market conditions

The group performed well with 19.3% organic turnover growth in 2003 despite tough market conditions for our mid and long haul markets. This performance was testament to the strength of our business model and the continued shift of consumers onto the internet. Given our focus on integrating Travelbag in the UK and converting it to online sales, organic growth was concentrated in non-UK subsidiaries. These delivered a strong combined performance across the year with overall organic turnover growth of 48%. Sweden delivered turnover growth of 47%, Norway 233%, Finland 54%, Germany 63%, Ireland 100% and Switzerland 86%. As well as delivering growth, all businesses focused on cost reduction with many transferring functions to India in order to achieve their profit targets.

The Group also made excellent progress with its high margin(1) non-air sales. These accounted for 34% of turnover in 2003 compared to 26% in 2002. We are progressing towards the group turnover target of 50% non-air in the longer term.

Better product buying delivers margin improvement

ebookers' product departments are tasked with supporting Group profitability targets by increasing high margin sales. They were key to the raising of Group margins(1) from 11.8% in 2002 to 12.9% in 2003(1) and progressing towards the Group target of 15% in the longer term. A key focus of product management is to leverage group-wide buying power to develop supplier deals that all subsidiaries can benefit from. During the year, new management was appointed at Group level to manage non-air divisions, and locally-based buyers were recruited in key destinations to secure direct discount "merchant" deals with important local suppliers. As a result of our focus on better buying with our non-air products, average margins(1) on hotels increased year-on-year from 20% to 29%, cars from 18% to 23% and insurance from 38% to 52%. We also maintained a strong air margin of 10%.

Product activity was supported by a programme of new technology including E.piphany CRM (a customer relationship management system), enhanced booking engines and dynamic packaging technology.

Another element of product development is to continue to develop our presence in key high margin niche markets. So far, these include luxury travel and sports breaks. The Rugby World Cup 2003 was a particularly successful event for the Group for which we sold 9,700 match tickets. Towards the end of the year development began on a new Carbookers website which was given its soft launch in early 2004.

Sales and marketing

During 2003 we made extensive use of affiliates. For example we worked with Yahoo in the UK, 80dagar in Norway and vertaa.fi in Finland. We also developed successful relationships with search engines such as Google and Overture. Across all our markets, we continued to employ a diverse range of tools from newspaper, radio and outdoor advertising to PR, partnerships, travel fairs and promotions. In Sweden we ran a competition on the country's biggest commercial TV channel, and ran a promotion with a leading brand of breakfast cereal. In France we ran poster campaigns on buses and in the Metro.

During 2003 we rolled out E.piphany CRM technologies which are designed to increase the effectiveness of our marketing through better targeting, improved high-margin cross sell, better customer service and improved retention rates. We are supporting this technology with improved customer access by developing a single customer view across all our channels - web, retail, email and telephone. In the UK we have successfully integrated our UK marketing department following the acquisition of Travelbag in February 2003. We now run a function-based department to ensure the sharing of best practice and to deliver cost-effective and efficient marketing expertise.

Technology

In 2003 we also made significant investments and advances with systems automation and group-wide standardisation of IT technologies. For example, we installed a European MPLS (Multi Protocol Label Switching) based system and a group-wide Avaya telecoms system. This gives us the capability to route incoming calls from any destination to any available agent throughout the group. Currently we use this system to route selected calls to customer service hubs in Delhi and Ireland.

India Business Process Outsourcing facility (BPO)

During the year, subsidiaries, including parts of the acquired Travelbag business, continued to take advantage of Tecnovate, our low cost BPO facility, by transferring functions where appropriate. European subsidiaries now utilising services offered by Tecnovate are Finland, France, Germany, the Netherlands, Ireland, Norway, Spain, Switzerland and Sweden.

During the year Tecnovate began making preparations for its transformation into a group revenue-generator through offering third party services. To service these clients as well as additional workload from ebookers, Tecnovate has expanded its premises with the potential to increase staff from its current level of 750 to over 2,000. Negotiations continue with a number of parties. There is no material new development regarding the non-payment of the second instalment of $5m to ebookers by Kipotechniki BVBA as disclosed on 16 January 2004.

Integration of Travelbag

Travelbag Holdings Limited was acquired in February 2003 for GBP 52.6m. Travelbag is now incorporated as part of a single UK business unit. We have made significant progress with Travelbag's internet conversion. Integration is continuing at all levels and is nearing completion. Function transfer to our India BPO has started and in January 2004 the product and marketing departments were fully integrated with the rest of the UK business.

Conclusion

Today the Group announces new targets for the longer term(3). These are:

(1) Annualised gross sales(2) of GBP 4bn through organic growth and acquisition. (2003 - GBP 521m, 1999 - GBP 15m)
(2)  50% of turnover derived from non-air products (2003 - 34%, 1999 - <10%)
(3)  Repeat customer rate of 40%4 (2003 - 20%, 1999 n/a)
(4)  Adjusted net operating costs(5) of 8.5% (2003 -12.7%, 1999 - 34%)

With strong online growth in January to March 18th 2004, and the cost reduction programme announced today, we look forward to another year of operational progress.

Dinesh Dhamija
March 22, 2004


(1)  Margin defined as turnover as a percentage of gross sales
(2) Gross Sales represents the total transaction value of all our services to our customers
(3)  These are group targets and do not represent forecasts by ebookers plc.
(4) Repeat customer rate defined as customers who booked with us previously who book with us again within 3 calendar years.
(5) Adjusted net operating costs consist of sales and marketing, technology costs, other administrative expenses, depreciation and net finance charges excluding exceptional items

Financial review

Good progress achieved in tough year

2003 was a tough year for the travel industry with the Iraq War, SARS and the hot European summer; in particular the long haul part of the industry. Despite this we acquired Travelbag for GBP 52.6m by raising GBP 42m in equity and GBP 15m in debt, successfully integrated Travelbag at a cost of only GBP 2.9m and achieved good organic growth.

Summary
Turnover at GBP 67.3m was up 109% on 2002 of which 19% was organic and the remainder due to the inclusion of Travelbag for eleven months from February. Meanwhile adjusted net operating costs were up only 76% giving a GBP 6.5m improvement in Adjusted Pre-Tax Profit(1) to a profit of GBP 1.3m. The loss before tax increased by GBP 2.5m to GBP 14.9m as a result of net exceptional costs in the year of GBP 5.1m. In Quarter 4 2003 compared to Quarter 4 2002, Turnover increased by 139% to GBP 19.2m and the Adjusted Pre-Tax Profit improved by GBP 1.3m to GBP 0.8m.

Gross sales(2)
Gross Sales are the value of customer transactions on which we earn our Turnover. Gross Sales were up 90% to GBP 521m of which GBP 202m was due to Travelbag for eleven months and with organic growth of 16% despite the tough year. In Quarter 4, Gross Sales were a record GBP 149m; up 133%.

Turnover
Turnover increased by 109% to GBP 67.3m of which GBP 28.8m was derived from the acquisition of Travelbag giving organic growth of 19%. To make our UK and US Accounts consistent we have changed the treatment of credit card income(GBP 0.8m) to including it within Turnover from a deduction to sales and marketing expenses. Margins (Turnover as a percentage of Gross Sales which is a key strategic ratio for the Group) improved from 11.8% to 12.9% due to improved cross sell of non-air product and due to Travelbag having higher margins of 14.3%.

In Quarter 4, Turnover grew by GBP 11.2m to GBP 19.2m of which GBP 10.3m was due to Travelbag and the remainder was organic growth of 11%. Margins improved from 12.6% to 12.9%.

Adjusted net operating costs(3)
Adjusted net operating costs consist of sales and marketing, technology costs, other administrative expenses, depreciation and net finance charges excluding exceptional items. It forms part of a key strategic ratio for the Group consisting of adjusted net operating costs as a percentage of Gross Sales that measures the efficiency of our business model as it develops. Adjusted net operating costs for 2003 were GBP 66.0m compared to GBP 37.5m in 2002 with most of the increase coming from Travelbag. The ratio has improved from 13.7% in 2002 to 12.7% in 2003 reflecting Travelbag integration savings and costs not rising in line with online sales; a key factor in the ebookers business model.

In Quarter 4, adjusted net operating costs as a percentage of Gross Sales improved from 13.3% in 2002 to 12.4% in 2003 due to the gearing of the business as Gross Sales grow. However, in Quarter 4 we made significant investment in our senior management capability prior to the reorganisation causing our other administrative expenses to increase to GBP 6.4m and this increase continues through Quarter 1 2004.

(1) Adjusted Pre-Tax Profit is Profit on ordinary activities before taxation after adding back exceptional items, amortisation of goodwill, stock compensation expenses and National Insurance relating to share options.
(2) Gross Sales represents the total transaction value of all our services to our customers.
(3) Adjusted net operating costs consist of sales and marketing, technology costs, other administrative expenses, depreciation and net finance charges excluding exceptional items.

Sales and marketing
Sales and marketing costs were GBP 34.9m in 2003 up 111% with the organic increase at 15% (in line with Turnover). As a percentage of Gross Sales these costs have increased from 6.0% in 2002 to 6.7% in 2003 due to the number of sales consultants that Travelbag needed for its offline business. As Travelbag's online sales grow and we see an increasing level of web-originated business (through email or tele-sales from the website) the productivity of the sales consultants will improve bringing this ratio down along with the online sales not needing sales assistance. In Quarter 4, sales and marketing costs increased by GBP 6.2m to GBP 9.5m.

Other administrative expenses and technology costs
Other administrative expenses increased by 80% to GBP 27.5m largely as a result of Travelbag, exceptional costs and extra senior management costs. Technology costs increased 53% to GBP 4.8m in 2003 largely as a result of Travelbag. In Quarter 4, administrative expenses increased by GBP 2.0m to GBP 6.4m and technology costs increased by GBP 0.1m to GBP 1.1m.

Depreciation and net finance charges
Depreciation decreased by GBP 0.2m to GBP 4.3m in 2003 despite Travelbag due to assets being fully depreciated. That low level of charge will not remain as the Group invests more heavily in IT as the business grows. Net finance charges moved from income of GBP 0.9m in 2002 to GBP 0.1m in 2003 as a result of the GBP 15m loan used to part finance the acquisition of Travelbag partly offset by the cash balances inherited from Travelbag. There is also an exceptional discounted interest charge due to the deferred consideration payable to the vendors of Travelbag. In Quarter 4, depreciation reduced by GBP 0.2m to GBP 1.1m due to assets being fully depreciated or written off due to the integration of Travelbag. In Quarter 4, net finance charges increased by GBP 0.4m to GBP 0.2m due to increased interest charges arising from the Travelbag acquisition.

Adjusted Pre-Tax Profit
Adjusted Pre-Tax Profit is the Group's key strategic measure of underlying profitability and is profit before tax, exceptional items, goodwill amortisation, stock compensation costs and provision for employer's National Insurance contributions payable if UK employees ultimately exercise their share options. Adjusted Pre-Tax Profit was GBP 1.3m for 2003, an increase of GBP 6.5m due to the eleven month contribution from Travelbag combined with the improving profitability of the existing businesses.

Amortisation and stock compensation cost
Goodwill amortisation increased from GBP 4.8m in 2002 to GBP 8.7m in 2003 with the entire increase due to the goodwill arising from acquiring Travelbag. The non-exceptional 2003 stock compensation cost is GBP 1.7m which arises partly from the exercise of share options giving rise to an increased absolute number of share options issued below market price under the two variable schemes and partly as a result of movements in the share price between the date when exercise prices are set for a grant and the market price on the actual date of grant. In Quarter 4 the goodwill amortisation increased by GBP 1.1m to GBP 2.3m due the acquisition of Travelbag and the stock compensation charge increased by GBP 0.5m to GBP 1.0m due to the exercise of some share options causing an increase in the number of share options granted to others.

Exceptional items
The Group had four exceptional items in 2003 totalling a net GBP 5.1m. The
Group has previously reported the costs of acquiring Travelbag of GBP 3.8m which have increased by GBP 0.2m due to the discounted interest charge on the deferred consideration. The Group had also previously reported a provision for integration and restructuring costs arising from the acquisition of Travelbag of GBP 2.9m for which the composition has altered as the actual restructuring has taken place but the costs has remained the same. In addition there is a provision of GBP 1m for the bonus awarded to Tani Dhamija, Executive
Director, (subsequently waived and to be credited in Quarter 1 2004) and a GBP 2.8m gain arising on the disposal of 3.125% of Tecnovate, the Indian BPO subsidiary.

Operating loss and loss / profit on ordinary activities before taxation
The operating loss for the year was GBP 17.8m, GBP 4.7m larger than 2002 due to exceptional costs of GBP 7.8m. The loss before tax increased by
 GBP 2.5m to  GBP 14.9m. In Quarter 4, the operating loss decreased by
 GBP 1.3m to GBP 2.3m due to an improvement in underlying profitability which also caused a GBP 3.7m increase in profit before tax to GBP 0.4m combined with the exceptional profit on the deemed partial disposal of a holding in tecnovate for GBP 2.8m.

Taxation, minority interest and loss per share
The group tax charge for the year is GBP 0.1m which all relates to overseas subsidiaries. The majority of overseas subsidiaries were profitable in the year but benefited from utilisation of losses carried forward. Taxable profits accruing to companies in the UK have been sheltered in full by available losses within the group. The GBP 8,000 minority interest arises from a loss at tecnovate now being shared with the investor owning 3.125%; the loss arising due to exceptional Travelbag integration costs incurred in Delhi. Loss per share has decreased to 24p by 7% mainly due to the extra shares issued for the Travelbag acquisition.

Balance sheet
Cash at bank increased by GBP 28.7m to GBP 50.5m; primarily as a result of the Travelbag acquisition. There is a GBP 15m five year term loan of which
 GBP 1.9m is repayable within one year. This loan is part of a GBP 32.5m facility the other main element of which is a guarantee facility used to provide the Group's travel industry bonding. Additional bonding is provided by insurance companies and another bank. The Group has finance leases and a loan supporting IT capital expenditure of GBP 3.5m of which GBP 1.0m is repayable within one year.

Net assets have increased by GBP 33.5m to GBP 47.4m at the year end due to the acquisition of Travelbag. Tangible fixed assets have increased by
 GBP 12.9m to GBP 16.7m of which GBP 7.6m was from the acquisition of Travelbag.

Travel industry financial regulation
The Group operates as a travel agency in most countries in Western Europe and is regulated financially by a number of bodies. The Group in total is financially regulated by the UK Civil Aviation Authority ("CAA") through what effectively is a liquid assets ratio against consumer risk adjusted sales. The CAA also require bonding of the risk adjusted sales. Each operating subsidiary needs an IATA licence to trade effectively for which there are profit and balance sheet obligations. The local travel agency trade organisations such as ABTA in the UK sometimes also have financial membership requirements. These are monitored by senior management.

Treasury
The Group, in acting as an agent, receives cash from customers prior to paying the corresponding supplier. The Group's surplus cash is then invested with its bankers in the money markets. Due to the seasonality of booking leisure travel which drives receipts and the departure date that typically drives supplier payments, there is considerable seasonality in our cash flow. This is best highlighted by the seasonal cash outflow in Quarter 4 of GBP 14.5m due to payment of suppliers giving a decrease in creditors of GBP 20.4m.

The Group has a GBP 32.5m facility of which GBP 15m is utilised as a term loan, GBP 10.75m is utilised for a bank guarantee facility largely to support the Group's bonding and the remainder at the year end was held in an unutilised revolving credit facility. Since the year end the Group has utilised GBP 5.5m of the unutilised facility to create a further facility on broadly the same terms as the term loan to support its financial regulation.

The Group enters into forward currency contracts to hedge against known risks on supplier payables for travel products sold and also for likely currency exposures arising from brochures published with fixed prices therein. At the year end the notional amount of forward currency contracts was GBP 3.5m.

In 2003 the Group established a treasury function in Delhi that coordinates these activities and manages, on a day to day basis, the Group's banking relationships.

                                    --ends--

For further information:

ebookers plc
Oliver Strong                                        +44 (0) 20 7489 2239
oliver.strong@ebookers.com                           +44 (0) 7771 934 153

Cubitt Consulting (UK)
Fergus Wylie                                         +44 (0) 20 7367 5100
fergus.wylie@cubitt.com



About ebookers plc
------------------

ebookers is Europe's No.1 retail online travel agency (based on the last 4 reported quarters of gross sales, excluding estimates of wholesale transactions and non-travel transactions.). ebookers has websites in 13 European countries - UK, Belgium, France, Ireland, Germany, Austria, Spain, Holland, Switzerland, Sweden, Denmark, Norway, and Finland. It specialises in the mid- and long-haul modular leisure segments of the European travel industry. It also specialises in selling discount merchant fares, which are negotiated directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. ebookers has a low-cost BPO facility in New Delhi, India with a staff of over 700, which carries out 13 separate functions from email sales to software development. The Company has a multi brand marketing strategy. Its brands include ebookers.com, Flightbookers, Travelbag, Bridge the World, and MrJet. ebookers plc is listed on the London Stock Exchange and quoted on Nasdaq in the United States of America.


Forward Looking Statements
---------------------------

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrate its potential subsidiaries across Europe, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange the Nasdaq National Market and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.



CONSOLIDATED PROFIT AND LOSS ACCOUNT
YEAR ENDED 31 DECEMBER 2003
Prepared in accordance with UK GAAP

                                                              Continuing
                                                              operations  Acquisitions
                                                                    2003      2003          2003        2002*
                                                               GBP 000     GBP 000        GBP 000    GBP 000
===============================================================================================================
                                                       Note    (Audited)     (Audited)  (Audited)    (Audited)

GROSS SALES                                                      319,003       201,573    520,576  274,315*
===============================================================================================================



Turnover                                                  1       38,319        28,932     67,251      32,254*
---------------------------------------------------------------------------------------------------------------

Distribution costs:

Sales and marketing                                             (19,020)      (15,917)   (34,937)    (16,529)*

---------------------------------------------------------------------------------------------------------------
Administrative expenses:

Technology costs                                                 (3,437)       (1,329)    (4,766)      (3,117)
Other administrative expenses (includes exceptional
costs of GBP 3,911,000, 2002 GBP nil)                           (18,963)       (8,539)   (27,502)     (15,301)
Stock compensation cost (includes exceptional costs
of  GBP 3,153,000, 2002 GBP nil)                                 (4,839)             -    (4,839)      (1,194)
Depreciation (includes exceptional costs of
 GBP 708,000, 2002 GBP nil)                                      (2,569)       (1,741)    (4,310)      (4,546)

Amortisation of goodwill                                         (4,769)       (3,977)    (8,746)      (4,761)
---------------------------------------------------------------------------------------------------------------
Administrative expenses (includes total exceptional       7     (34,577)      (15,586)   (50,163)      (28,919)
costs of GBP 7,772,000, 2002 GBP nil):

---------------------------------------------------------------------------------------------------------------

Total operating expenses                                        (53,597)      (31,503)   (85,100)     (45,448)
---------------------------------------------------------------------------------------------------------------



Operating loss                                                  (15,278)       (2,571)   (17,849)     (13,194)
Exceptional profit on deemed partial disposal of
subsidiary                                                                                  2,840            -

Finance charge (net) (including exceptional costs of
 GBP 162,000)                                                                                 128          862

---------------------------------------------------------------------------------------------------------------
Loss on ordinary activities before taxation                                               (14,881)     (12,332)


Tax on loss on ordinary activities                                                          (126)        (155)

---------------------------------------------------------------------------------------------------------------
Loss on ordinary activities after taxation retained
for the financial year                                                                   (15,007)     (12,487)


Equity minority interests                                                                       8            -

Retained loss for financial year transferred from
reserves                                                                                 (14,999)     (12,487)
===============================================================================================================


Weighted average number of shares (in thousands)                                           62,625       48,741
---------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share                                                         (23.95p)     (25.62p)
---------------------------------------------------------------------------------------------------------------


* The presentation of turnover and distribution costs has changed during this year; see note 5 for details.




CONSOLIDATED BALANCE SHEET

                                                                31-Dec-03     31-Dec-02
Prepared in accordance with UK GAAP                               GBP '000    GBP '000
                                                                (audited)     (audited)


Fixed assets
Intangible assets                                                  52,046        10,279
Tangible assets                                                    16,724         3,816

                                                            ----------------------------
                                                                   68,770        14,095
                                                            ----------------------------


Current assets
Debtors                                                            13,531         6,107
Cash at bank and in hand                                           50,461        21,729

                                                            ----------------------------
                                                                   63,992        27,836


Creditors: amounts falling due within one year                   (66,344)      (26,307)


                                                            ----------------------------
Net current  (liabilities) assets                                 (2,352)         1,529
                                                            ----------------------------


Total assets less current liabilities                              66,418        15,624


Creditors: amounts falling due after more than one year          (16,170)             -

Provisions for liabilities and charges                            (2,886)       (1,770)


                                                            ----------------------------
Net assets                                                         47,362        13,854
                                                            ============================


Capital and reserves
Called up share capital                                             9,090         7,009
Share premium account                                             115,372        73,778
Merger reserve                                                      2,194         2,194
Shares to be issued                                                17,673        19,080
Profit and loss account                                          (97,095)      (88,207)

                                                            ----------------------------
Equity shareholders' funds                                         47,234        13,854

Equity minority interests                                             128             -

                                                            ============================
TOTAL CAPITAL EMPLOYED                                             47,362        13,854
                                                            ============================




Consolidated Cash Flow Statement
Year ended 31 December 2003

------------------------------------------------------------------------------------------------------------
                                                                                     2003              2002
                                                                       Note       GBP 000           GBP 000
------------------------------------------------------------------------------------------------------------
Net cash (outflow) inflow from operating activities                       2      (10,731)             3,828

Returns on investments and servicing of finance
Interest received                                                                   1,626               872
Interest element of finance lease rental payments                                    (40)              (27)
Interest paid                                                                       (805)             (113)
------------------------------------------------------------------------------------------------------------
Net cash flow from returns on investment and servicing of finance                     781               732

Overseas tax paid                                                                   (349)             (213)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets                                         (9,094)           (2,781)
Receipts from sale of tangible fixed assets                                         1,365                 -
Proceeds from deemed partial disposal of subsidiary                                 2,979                 -
------------------------------------------------------------------------------------------------------------
Net cash flow from capital expenditure and financial investment                   (4,750)           (2,781)
------------------------------------------------------------------------------------------------------------

Acquisitions
Payments to acquire subsidiary undertaking                                       (37,737)                 -
Cash acquired with subsidiary undertaking                                          34,706                 -
------------------------------------------------------------------------------------------------------------
Net cash flow from acquisitions                                                   (3,031)                 -
------------------------------------------------------------------------------------------------------------

Net cash flow before financing                                                   (18,080)             1,566

Financing
Issue of shares                                                                    33,087               454
Loans received net of expenses                                                     15,545                 -
Expenses on issue of ordinary share capital                                       (1,748)                 -
Sale and leaseback                                                                    828                 -
Capital element of finance lease payments                                           (466)           (1,034)
------------------------------------------------------------------------------------------------------------
Net cash flow from financing                                                       47,246             (580)
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
Increase in cash in the year                                                       29,166               986
============================================================================================================








Consolidated Profit and Loss Account
                                                              Continuing
Prepared in accordance with UK GAAP                           operations  Acquisitions
                                                                              Quarters ended
                                                               31-Dec-03     31-Dec-03   31-Dec-03   31-Dec-02*
                                                               Unaudited     Unaudited   Unaudited    Unaudited
                                                               GBP 000         GBP 000     GBP 000      GBP 000
================================================================================================================


GROSS SALES                                                       79,347        69,526     148,873      63,918*
================================================================================================================



Turnover                                                           8,898        10,296      19,194       8,023*
----------------------------------------------------------------------------------------------------------------

Distribution costs:

Sales and marketing                                              (5,030)       (4,515)     (9,545)     (3,333)*

----------------------------------------------------------------------------------------------------------------
Administrative expenses:

Technology costs                                                   (732)         (346)     (1,078)        (933)
Other Administrative expenses (includes exceptional
costs of GBP 21,000)                                             (5,167)       (1,185)     (6,352)      (4,351)

Stock compensation cost                                          (1,032)             -     (1,032)        (493)

Depreciation                                                       (864)         (271)     (1,135)      (1,330)

Amortisation of goodwill                                         (1,192)       (1,138)     (2,330)      (1,185)
----------------------------------------------------------------------------------------------------------------
                                                                 (8,987)       (2,940)    (11,927)
                                                                                                        (8,292)

----------------------------------------------------------------------------------------------------------------

Total operating expenses                                        (14,017)       (7,455)    (21,472)     (11,625)
----------------------------------------------------------------------------------------------------------------



Operating (loss) profit                                          (5,119)         2,841     (2,278)      (3,602)
Exceptional profit on deemed partial disposal of
subsidiary                                                                                   2,840            -

Finance charge (net) (including exceptional costs of
 GBP 162,000)                                                                                (157)          282

----------------------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities before taxation
                                                                                               405      (3,320)


Tax on loss on ordinary activities                                                            (92)        (226)

----------------------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities after taxation
retained for the financial year                                                                313      (3,546)


Equity minority interests                                                                        8            -

Retained profit/(loss) for financial year transferred
to reserves                                                                                    321      (3,546)
================================================================================================================


Weighted average number of shares (in thousands)                                            64,746       49,969
----------------------------------------------------------------------------------------------------------------

Basic profit (loss) per share                                                                 0.6p      (7.10p)
----------------------------------------------------------------------------------------------------------------

Diluted profit per share                                                                      0.5p
----------------------------------------------------------------------------------------------------------------


* The presentation of turnover and distribution costs has changed during this year; see note 5 for details.




CONSOLIDATED CASHFLOW STATEMENT                                Quarter       Quarter
                                                                 Ended         ended
                                                             31-Dec-03     31-Dec-02
Prepared in accordance with UK GAAP                           GBP '000      GBP '000
                                                 Note      (unaudited)   (unaudited)


Net cash outflow from operating activities          2         (16,443)       (3,126)


Returns on investment and servicing of finance
Interest received                                                  631           182
Interest element of finance lease rental
payments                                                          (40)             -
Interest paid                                                    (166)          (11)
Net cash flow from returns on investment and
                                                        -----------------------------
servicing of finance                                               425           171
                                                        -----------------------------

Overseas tax paid                                                (173)         (205)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets                      (4,756)       (1,567)
Proceeds from sale of tangible fixed assets                        865             -
Proceeds from deemed partial disposal of
subsidiary                                                       2,979             -
Net cash flow from capital expenditure and
                                                        -----------------------------
financial investment                                             (912)       (1,567)
                                                        -----------------------------

Net cash outflow  before financing                            (17,103)       (4,727)

Financing
Issue of  shares                                                   909           404
Loans received net of expenses                                   1,185             -
Sale and leaseback                                                 828             -
Capital element of finance lease repayments                      (364)         (167)
                                                        -----------------------------
Net cash flow from financing                                     2,558           237
                                                        -----------------------------


Decrease in cash in the quarter                               (14,545)       (4,490)
                                                        =============================







NOTES TO THE ACCOUNTS

1.       Segmental analysis and trading information

---------------------------------------------------------------------------------------------------------------
                                                  Gross sales (1)                     Turnover (2)
                                                Year ended       Year ended        Year ended       Year ended
                                                 31-Dec-03        31-Dec-02         31-Dec-03        31-Dec-02
                                                GBP '000            GBP '000        GBP '000          GBP '000
                                               (unaudited)      (unaudited)         (audited)        (audited)
UK - Continuing                                    187,872          182,430            22,449           21,812
UK - Acquisition                                   201,573                -            28,932                -
---------------------------------------------------------------------------------------------------------------
UK                                                 389,445          182,430            51,381           21,812
Europe                                             130,190           91,885            14,749           10,108

Head office and support                              1,121                -             1,121              334

                                         ---------------------------------------------------------------------
                                                   520,576          274,315            67,251           32,254
                                         ----------------------------------------------------------------------
                                              Profit/(Loss) before tax          Net assets/(liabilities)
                                                Year ended       Year ended             As at            As at
                                                 31-Dec-03        31-Dec-02         31-Dec-03        31-Dec-02
                                                  GBP '000         GBP '000          GBP '000         GBP '000
                                                 (audited)        (audited)         (audited)        (audited)
UK - Continuing                                        977             (67)            12,130           11,170
UK - Acquisition                                   (1,996)                -            53,570                -
---------------------------------------------------------------------------------------------------------------
UK                                                 (1,019)             (67)            65,700           11,170
Europe                                               (564)          (1,135)             3,753            4,388
Head office and support                           (13,298)         (11,130)          (22,091)          (1,704)
                                         ----------------------------------------------------------------------
                                                  (14,881)         (12,332)            47,362           13,854
                                         ----------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                  Gross sales (1)                     Turnover (2)
                                             Quarter ended    Quarter ended     Quarter ended    Quarter ended
                                                 31-Dec-03        31-Dec-02         31-Dec-03        31-Dec-02
                                                  GBP '000        GBP '000           GBP '000         GBP '000
                                               (unaudited)      (unaudited)       (unaudited)      (unaudited)
UK - Continuing                                     44,679           41,335             5,464            5,562
UK - Acquisition                                    69,526                -            10,296                -
---------------------------------------------------------------------------------------------------------------
UK                                                 114,205           41,335            15,760            5,562
Europe                                              34,367           22,478             3,227            2,356
Head office and support                                301              105               207              105
                                           --------------------------------------------------------------------
                                                   148,873           63,918            19,194            8,023

                                             Profit/ (loss) before tax          Net assets/(liabilities)
                                             Quarter ended    Quarter ended             As at            As at
                                                 31-Dec-03        31-Dec-02         31-Dec-03        31-Dec-02
                                                  GBP '000          GBP '000        GBP '000          GBP '000
                                               (unaudited)      (unaudited)         (audited)      (unaudited)
UK - Continuing                                      (570)              825            12,130           11,170
UK - Acquisition                                     3,101                -            53,570                -
---------------------------------------------------------------------------------------------------------------
UK                                                   2,531              825            65,700           11,170
Europe                                               (449)            (133)             3,753            4,388
Head office and support                            (1,677)          (4,012)          (22,091)          (1,704)
                                         ----------------------------------------------------------------------

                                                       405          (3,320)            47,362           13,854
                                         ----------------------------------------------------------------------

(1)Gross sales is a memorandum disclosure and represents the total transaction value of all our services and hence includes the total amount paid by customers for the services provided by the Group, as opposed to the margin earned per the Group's turnover definition. The Group reports total transaction value since the Directors believe that it reflects more accurately the cash flows within the Group. It is also a widely used measure of company size within the travel sector.

(2) Turnover in the Group consists largely of the margins on sales of discounted airfares on scheduled flights as well as other travel products and services. The Group recognises revenue at the time the reservation is ticketed as the customer generally does not have the ability to cancel tickets or obtain refunds after ticketing, and all amounts payable have been received. In cases where customers have the ability to cancel and obtain refunds after ticketing, the Group is able to estimate its refund obligations and such obligations are accounted for.

Turnover includes other travel product margins from hotel reservations, car rental and travel insurance. Incentive income is also received from the Group's service provider business partners and is recognised as turnover as the Group's entitlement arises based on forecast levels of contractual performance. In addition, turnover also includes advertising revenue earned during the period. The presentation of turnover has changed in the year see note 5 for details.


2. Reconciliation of operating loss to net cash (outflow) inflow from operating activities


                                                                                       Year ended  Year ended
                                                                                        31 Dec 03   31 Dec 02
                                                                                         GBP '000   GBP '000
                                                                                             2003       2002
                                                                                          GBP 000     GBP 000
----------------------------------------------------------------------------------------------------------
                                                                                      audited     audited
----------------------------------------------------------------------------------------------------------
Operating loss                                                                       (17,849)    (13,194)
Amortisation of goodwill                                                                8,746       4,761
Depreciation                                                                            4,310       4,546
Goodwill written off on closure of subsidiary                                             124           -
Amortisation of profit on sale and leaseback transaction                                (125)       (479)
Profit on sale of fixed assets                                                          (117)           -
Stock compensation charge                                                               4,839       1,194
National insurance relating to share options                                              983       1,135
Exchange (losses) gains                                                                     -         434
(Increase) in debtors                                                                 (5,467)       (400)
(Decrease) increase in creditors                                                      (6,175)       5,831
                                                                                            -
----------------------------------------------------------------------------------------------------------
Net cash (outflow) inflow form operating activities                                  (10,731)       3,828
==========================================================================================================



                                                                             Quarter ended   Quarter ended
                                                                                 31-Dec-03       31-Dec-02
                                                                                GBP '000      GBP '000
                                                                               (unaudited)     (unaudited)

Operating loss                                                                     (2,278)         (3,602)
Amortisation of goodwill                                                             2,330           1,185
Depreciation                                                                         1,135           1,330
Goodwill written off on closure of subsidiary                                          124               -
Amortisation of profit on sale and leaseback transaction                                 -           (479)
Profit on sale of fixed assets                                                        (45)               -
Stock compensation charge                                                            1,032             493
National insurance relating to share options                                         (255)           1,135
Exchange gains (losses)                                                                194           (171)
Decrease in debtors                                                                    966           3,048
Decrease in creditors                                                             (19,646)         (6,065)

                                                              ---------------------------------------------
Net cash (outflow) from operating activities                                      (16,443)         (3,126)
                                                              ---------------------------------------------







3. Reconciliation of net cash flow to movement in net funds

                                                                     Year ended                       Year ended
                                                                      31-Dec-03                        31-Dec-02
                                                                     GBP '000                       GBP '000
                                                                      (audited)                        (audited)

Increase/(decrease) in cash in the year                                 (5,974)                            1,420
Cash acquired with subsidiary                                            34,706                                -
(Increase)/decrease in overdraft in the year                                434                            (434)
                                                              ------------------               ------------------
                                                                         29,166                              986
Cash outflow from loan and  lease financing                            (15,345)                            1,034
                                                              ------------------               ------------------
Change in net funds resulting from cash flows                            13,821                            2,020
New finance leases and other debt                                       (2,478)                                -
Translation differences                                                       -                              211
                                                              ------------------               ------------------
Movement in net funds for the year                                       11,343                            2,231
Net funds at 1 January                                                   21,095                           18,864
                                                              ------------------               ------------------
Net funds at 31 December                                                 32,438                           21,095
                                                              ==================               ==================


4. Accounting policies

With the exception of the change in policy regarding revenue presentation (see note 5), this preliminary statement has been prepared on the basis of accounting policies as set out in the annual financial statements at 31 December 2002.

5. Change in turnover disclosure

During the year, the presentation of turnover has been changed to include income from credit card sales. In prior years, this income was presented net within distribution costs. The Directors believe that this change best reflects the substance of the underlying transactions in which the Group acts as a principal. All prior year information has been restated to reflect this change (turnover and distribution costs in 2002 have increased by GBP 824,000 as a result). There has been no impact of the loss for the year ended 31 December 2002 or the net asset position as at that date.

6.        Statutory information

The financial information set out above does not constitute the Company or Group's statutory accounts within the meaning of section 240 of the Companies Act 1985 for the years ended 31 December 2003 or 2002, but is derived from those accounts. Statutory accounts for 2002 have been delivered to the Registrar of Companies and those for 2003 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under S237(2) or (3) Companies Act 1985. The financial information for the three month periods ended 30 September 2003, 31 December 2003 and 31 December 2002 have neither been audited nor reviewed by the Group's auditors. This document was approved by the Directors on 19 March 2004.

7.       Exceptional costs

As a result of the Travelbag Holdings Ltd ("Travelbag") acquisition and subsequent restructuring of the Group, certain exceptional costs in relation to office closures and relocation and staff redundancies were incurred. In addition, an exceptional gain arose on the deemed partial disposal of Tecnovate. These have been recorded in the following expense categories in 2003:



                              Existing operations        Acquisitions                Total      Total
                                   Pre                     Pre
                            exceptional Exceptional exceptional Exceptional           2003       2002
                                GBP 000     GBP 000     GBP 000     GBP 000        GBP 000    GBP 000
Distribution costs:
Sales and marketing            (19,020)           -    (15,917)           -       (34,937)   (16,529)
Other administrative expenses
Technology costs                (3,437)           -     (1,329)           -        (4,766)    (3,117)
Administrative expenses        (16,176)     (2,787)     (7,415)     (1,124)       (27,502)   (15,301)
Stock compensation cost         (1,686)     (3,153)           -           -        (4,839)    (1,194)
Depreciation                    (2,251)       (318)     (1,351)       (390)        (4,310)    (4,546)
Amortisation of goodwill        (4,769)           -     (3,977)           -        (8,746)    (4,761)

                            --------------------------------------------------------------------------
Total administrative           (28,319)     (6,258)    (14,072)     (1,514)       (50,163)   (28,919)
expenses

                            --------------------------------------------------------------------------
Total operating expenses       (47,339)     (6,258)    (29,989)     (1,514)       (85,100)   (45,448)
                            --------------------------------------------------------------------------

Finance charges (net)             (441)       (162)         731           -            128        862

Exceptional profit on
deemed partial disposal of
subsidiary                            -       2,840           -           -          2,840          -

                            --------------------------------------------------------------------------
                               (47,780)     (3,580)    (29,258)     (1,514)       (82,132)   (44,586)
                            --------------------------------------------------------------------------





The items below have been classified as exceptional by virtue of their size or incidence.

Administrative exceptional costs include costs incurred in restructuring the Group post the acquisition of Travelbag and a one off award to a Director of
 GBP 993,000 including employers national insurance. This award was subsequently waived post 31 December 2003 and will be credited to the profit and loss account in quarter one 2004. Amounts of GBP 1,691,000 are non-cash items at 31 December 2003.

Stock compensation exceptional costs relate to stock compensation charges arising following the issue of shares as a result of the Travelbag acquisition. All these amounts are non-cash items for year ended 31 December 2003.

Exceptional costs in respect of depreciation relate to tangible fixed assets that were no longer required by the Group following the acquisition of Travelbag. All these amounts are non-cash items for year ended 31 December 2003.

Finance charge exceptional costs relate to the unwinding of the discount on the deferred consideration payable for the Travelbag acquisition. This amount is a non-cash item for year ended 31 December 2003.

Profit on deemed partial disposal of subsidiary relates to the Group's deemed disposal of 3.125% in its subsidiary undertaking Tecnovate esolutions Private Ltd .

8.       Reconciliation of adjusted measures


                                                                   Year ended                       Year ended
                                                                    31-Dec-03                        31-Dec-02
                                                                     GBP '000                         GBP '000
                                                                    (audited)                        (audited)

 Loss on ordinary activities before taxation                         (14,881)                         (12,332)
(Deduct) Add back:
Exceptional profit on deemed disposal of subsidiary                   (2,840)
Stock compensation                                                      1,686                            1,194
National Insurance on share options                                       611                            1,135
Exceptional costs (excluding exceptional profit on
deemed disposal of subsidiary                                           7,934                                -
Amortisation of goodwill                                                8,746                            4,761
                                                          --------------------          -----------------------
Adjusted pre-tax profit (loss)                                          1,256                          (5,242)
                                                          ====================          =======================

Total operating expenses                                             (85,100)                         (45,448)
Add back:
Amortisation of goodwill                                                8,746                            4,761
Stock compensation                                                      1,686                            1,194
National Insurance on share options                                       611                            1,135
Exceptional costs (excluding exceptional profit on
deemed disposal of subsidiary)                                          7,934                                -
Finance charge (net)                                                      128                              862
                                                          --------------------          -----------------------
Adjusted net operating costs                                         (65,995)                         (37,496)
                                                          ====================          =======================

Turnover                                                               67,251                           32,254
Adjusted net operating costs                                         (65,995)                         (37,496)
                                                          --------------------          -----------------------
Adjusted pre-tax profit (loss)                                          1,256                          (5,242)
                                                          --------------------          -----------------------




                                                              Quarter ended    Quarter ended
                                                                  31-Dec-03        31-Dec-02
                                                                 GBP '000       GBP '000
                                                                (unaudited)      (unaudited)

Profit (loss) on ordinary activities before taxation                    405          (3,320)
Add back (deduct):
Exceptional profit on deemed disposal of subsidiary
Amortisation of goodwill                                              2,330            1,185
Stock compensation                                                    1,032              493
National Insurance on share options                                   (325)            1,135
Exceptional item                                                        183                -
Exceptional profit on deemed partial disposal of
subsidiary                                                          (2,840)                -

                                                          ----------------------------------------------------
Adjusted pre-tax profit/(loss)                                          785            (507)
                                                          ====================================================

Total operating expenses                                           (21,472)         (11,625)
Add back (deduct):
Amortisation of goodwill                                              2,330            1,185
Stock compensation charge                                             1,032              493
National Insurance on share options                                   (325)            1,135
Exceptional items                                                       183                -
Finance charge net                                                    (157)              282
                                                          ----------------------------------------------------
Adjusted net operating costs                                       (18,409)          (8,530)
                                                          ====================================================

Turnover                                                             19,194            8,023
Adjusted net operating costs                                       (18,409)          (8,530)
                                                          ----------------------------------------------------
Adjusted pre-tax profit (loss)                                          785            (507)
                                                          ----------------------------------------------------


We use adjusted pre-tax profit since we believe it is useful way for investors to compare the Groups' results with other companies. Adjusted pre-tax profit excludes exceptional costs and certain non cash operating items so as to present information which may be useful for investors.


9    Acquisition of subsidiary undertaking


In January 2003, the Company signed a purchase agreement to acquire the entire issued share capital of Travelbag for consideration of GBP 52,269,000 plus acquisition costs of GBP 291,000. This acquisition was completed on 7
February 2003. The consideration consisted of cash of GBP 37,446,000, deferred cash consideration of GBP 2,823,000 and the issuance of 3,537,134 ordinary shares with an aggregate market value of GBP 12,000,000. The value of ordinary shares issued was determined based on the average market price of the Company's shares on the date of acquisition. The deferred cash consideration will be paid 12 months after the acquisition completion date and is currently classified as a current liability. This consideration of GBP 3,000,000 was discounted to GBP 2,823,000 at the acquisition date, and at 31 December, 2003 amounts to GBP 2,985,000, with the accretion of the discount of
 GBP 162,000 recorded as interest expense. The acquisition was funded in part by a loan of GBP 7,986,000 from Barclays and in part by the placing of additional shares of the Company, which raised GBP 29,460,000.
The consolidated results of operations of Travelbag from 7 February 2003 are included in the results of the Group for the 12 months ended 31 December 2003.

The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group:


                                                             Accounting        Other
                                                                 policy  significant   Fair value
                                    Book value Revaluation    alignment        items     to group
                                     GBP 000   GBP 000    GBP 000    GBP 000    GBP 000
--------------------------------------------------------------------------------------------------
Net assets acquired
Tangible fixed assets                    9,029         396            -      (1,870)        7,555
Debtors                                  9,345           -      (7,110)      (1,010)        1,225
Cash                                    34,706           -            -            -       34,706
Creditors less than one year          (43,496)           -        4,298      (1,064)     (40,262)
Creditors more than one year           (1,215)           -            -            -      (1,215)
Provisions for laibilites and
charges                                   (86)           -            -            -         (86)
--------------------------------------------------------------------------------------------------
                                         8,283         396      (2,811)      (3,944)        1,923
--------------------------------------------------------------------------------------------------

Net assets at book and fair value                                                           1,923
Goodwill                                                                                   50,637
--------------------------------------------------------------------------------------------------
                                                                                           52,560
Consideration
Cash                                                                                       37,737
Deferred consideration                                                                      2,823
Shares                                                                                     12,000
--------------------------------------------------------------------------------------------------
                                                                                           52,560
==================================================================================================


All fair values are provisional and may be subject to adjustment in the year ending 31 December 2004.

Details of the fair value adjustments are as follows:

- accounting policy alignments include adjusting turnover to recognise revenue and costs on a ticketed basis;

- the revaluation adjustment increases the values of freehold properties to reflect the fair value to the Group; and

- other adjustments relate to adjustments to value tangible fixed assets at fair value, and other adjustments deemed appropriate by the Directors of the Group in order to value the items at fair value.




         UNAUDITED SUPPLEMENTARY INFORMATION, PREPARED IN ACCORDANCE WITH US GAAP


CONSOLIDATED BALANCE SHEET
                                                                                         December 31,
                                                                                       2003      2003      2002
                                                                                   US $'000 GBP '000 GBP '000
----------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
   Cash and cash equivalents                                                         88,568    49,640    18,245
   Restricted cash                                                                    1,465       821     3,484
   Accounts receivable, net of allowance for doubtful accounts of
    GBP 446,000 at 12/31/03 and GBP 1,070,000 at 12/31/02                             3,641     2,041     1,327
   Prepaid expenses                                                                  14,377     8,058     2,406
   Other current assets                                                               7,016     3,931     2,417

----------------------------------------------------------------------------------------------------------------
                Total current assets                                                115,067    64,491    27,879


Property, plant and equipment, net                                                   28,712    16,089     3,498
Other non-current assets                                                              1,645       926       318
Goodwill                                                                             70,973    39,779    12,675
Other intangible assets                                                              60,663    34,000         -
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                        277,060   155,285    44,370
================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Bank overdraft                                                                         -         -       434
   Accounts payable                                                                  84,899    47,584    17,167
   Accrued reservations liability                                                     9,986     5,597     4,073
   Accrued expenses and other current liabilities                                    26,629    14,925     6,003
----------------------------------------------------------------------------------------------------------------
              Total current liabilities                                             121,514    68,106    27,677


Deferred income taxes                                                                18,199    10,200         -
Other long term liabilities                                                          31,773    17,808         -

----------------------------------------------------------------------------------------------------------------
Total liabilities                                                                    49,972    28,008         -

Commitments and contingencies

Shareholders' equity:
Ordinary shares GBP 0.14 par value; Authorized: 104,544,211 shares at 12/31/03 and 71,428,570 at
12/31/02: Issued and outstanding: 64,931,348 at 12/31/03 and 50,061,736 at
12/31/02                                                                             16,219     9,090     7,009
Additional paid in capital                                                          244,806   137,207    89,877
Accumulated deficit                                                               (154,846)  (86,787)  (79,861)
Minority interest                                                                       228       128         -
Accumulated other comprehensive loss                                                  (833)     (467)     (332)
----------------------------------------------------------------------------------------------------------------
             Total shareholders' equity                                             105,574    59,171    16,693
----------------------------------------------------------------------------------------------------------------


TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                          277,060   155,285    44,370
================================================================================================================

Solely for the convenience of the reader the financial information for the most recent financial year is also expressed in US dollars translated at a rate of GBP 1: US $1.7842 which was the noon buying rate on December 31, 2003. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate.





CONSOLIDATED STATEMENTS'OF OPERATIONS
                                                 Year       Year       Year       Quarter   Quarter    Quarter
                                                ended      ended      ended         ended     ended      ended
                                              Dec 31,    Dec 31,    Dec 31,       Dec 31,   Dec 31,    Dec 31,
                                                 2003       2003       2002          2003      2003       2002
                                            US $'000* GBP '000 GBP '000      US $'000 GBP '000 GBP '000

Revenue                                       118,621     66,485     31,755        32,561    18,250      8,098


Operating expenses:
   Marketing and sales                         62,335     34,937     15,705        17,024     9,542      3,333
   General and administrative                  57,532     32,245     28,052         4,057     2,274     13,867
   Depreciation and amortization                7,689      4,310      4,546         3,287     1,842      1,330
   Product technology and development           8,504      4,766      3,117         1,923     1,078        933

                                          ----------------------------------  ---------------------------------

Total operating expenses                      136,060     76,258     51,420        26,291    14,736     19,463
                                          ----------------------------------  ---------------------------------

Operating (loss)/profit                      (17,439)    (9,773)   (19,665)         6,270     3,514   (11,365)

Other income
   Interest income                              2,670      1,496        872         1,061       595        203
   Other                                        5,067      2,840        130         4,901     2,747         74
                                          ----------------------------------  ---------------------------------
                                                7,737      4,336      1,002         5,962     3,342        277
Other expense
   Interest expense                           (1,986)    (1,113)      (140)       (1,405)     (787)          5
   Other                                        (460)      (258)          -           225       126          -
                                          ----------------------------------  ---------------------------------
                                              (2,446)    (1,371)      (140)       (1,180)     (661)          5

(Loss)/profit from continuing operations     (12,148)    (6,808)   (18,803)        11,052     6,195   (11,082)
before income taxes

Income tax provisions                           (224)      (126)      (155)         (164)      (92)      (227)

(Loss)/profit before minority interest       (12,372)    (6,934)   (18,958)        10,888     6,103   (11,309)

Minority interest in profit of                     14          8          -            14         8          -
consolidated subsidiary

                                          ----------------------------------  ---------------------------------
Net (loss)/profit                            (12,358)    (6,926)   (18,958)        10,902     6,111   (11,309)
                                          ==================================  =================================


Net basic (loss)/profit per share             $(0.20) GBP (0.11) GBP (0.39)         $0.17 GBP 0.09 GBP (0.23)
                                          ==================================  =================================

Net diluted (loss)/profit per share           $(0.20)    $(0.11)    $(0.39)         $0.15     $0.08    $(0.23)
                                          ==================================  =================================

Basic weighted average number
of shares '000                                 62,625     62,625     48,741        64,746    64,746     49,969
                                          ==================================  =================================

Diluted weighted average number
of shares '000                                 62,625     62,625     48,741        72,298    72,298     49,969
                                          ==================================  =================================


Solely for the convenience of the reader the financial information for the most recent financial year is also expressed in US dollars translated at a rate of
 GBP 1: US $1.7842 which was the noon buying rate on December31, 2003. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate


CONSOLIDATION STATEMENTS' OF CASHFLOWS
                                                                   Year       Year     Year     Quarter  Quarter Quarter
                                                                  ended      ended    ended       ended    ended   ended
                                                                Dec 31,    Dec 31,  Dec 31,     Dec 31,  Dec 31, Dec 31,
                                                                   2003       2003     2002        2003     2003    2002
                                                              US $'000* GBP '000 GBP '000   US $'000* GBP '000 GBP '000
                                                          ---------------------------------- ----------------------------
Cash flows from operating activities:
Net loss                                                       (12,357)    (6,926) (18,958)      10,902    6,110(11,060)
Adjustments to reconcile net loss to net cash (used
in)/provided by
operating activities:
   Depreciation and amortisation                                  7,690      4,310    4,546       3,288    1,843   1,300
   Stock compensation                                             9,637      5,401   13,726     (7,212)  (4,042)  10,260
   Loss on disposal of business                                     221        124        -           -        -       -
   Gain on sale of property, plant and equipment                  (209)      (117)    (319)           -     (45)       -
   Amortization of finance costs                                    312        175
   Gain on part disposal of subsidiary                          (5,067)    (2,840)        -     (5,067)  (2,840)       -
   Discounting of deferred consideration                            289        162        -          79       44       -
Changes in operating assets and liabilities, net of the effect of acquisition:
   Accounts receivable                                            (160)       (90)    (140)       6,165    3,455     924
   Allowance for doubtful accounts                              (1,113)      (624)      716     (1,175)    (658)     716
   Prepaid expenses                                             (9,270)    (5,197)    (616)     (6,190)  (3,470) (1,818)
   Other current assets                                           (519)      (291)    (360)       4,289    2,404   3,226
   Accounts  payable                                            (1,030)      (577)    5,348    (28,893) (16,194) (3,420)
   Accrued reservations
liability                                                       (2,071)    (1,161)      799    (12,276)  (6,881)   (221)
   Accrued expenses and other current
liabilities                                                     (4,575)    (2,564)    (697)       1,114      624 (2,179)
                                                          ---------------------------------- ----------------------------
Net cash (used in)/provided by operating activities            (18,222)   (10,213)    4,045    (34,977) (19,649) (2,272)
                                                          ---------------------------------- ----------------------------

Cash flows from investing activities:
   Decrease/(increase) in restricted cash                         4,751      2,663    (974)           -    2,613   (952)
   Capital expenditures                                        (15,261)    (8,554)  (2,781)     (7,666)  (4,296) (1,523)
   Other non-current assets                                     (1,484)      (832)        -       (821)    (460)       -
   Proceeds from sale of stock by subsIdiary                      5,315      2,979        -       5,315    2,979       -
   Payment to acquire subsidiary, net of cash acquired          (5,408)    (3,031)        -           -        -       -
                                                          ---------------------------------- ----------------------------
Net cash used in investing activities                          (12,087)    (6,775)  (3,755)     (3,171)      836 (2,476)
                                                          ---------------------------------- ----------------------------

Cash flows from financing activities:
   Change in bank overdraft                                       (774)      (434)      434        (62)     (35)   (190)
   Proceeds from issuance of ordinary shares,
net                                                              56,514     31,675      453       1,622      909     391
   Proceeds from sale and leaseback of property, plant
and equipment                                                     1,478        828        -       1,477      828       -
   Proceeds from sale of property, plant and equipment            2,435      1,365        -       1,543      865       -
   Proceeds from loan                                            28,547     16,000        -       2,315    1,297       -
   Debt issuance costs                                          (1,124)      (630)        -       (200)    (112)       -
   Capital element of finance lease repayments                  (1,188)      (666)  (1,034)       (649)    (364) (1,359)
                                                          ---------------------------------- ----------------------------
Net cash provided by/(used in) financing activities              85,888     48,138    (147)       6,046    3,388 (1,158)
                                                          ---------------------------------- ----------------------------

Effect of exchange rates on cash                                    437        245      514         103       58 (1,253)
Net increase/(decrease) in cash and cash equivalents             56,016     31,395      657    (31,199) (15,367) (7,159)
Cash and cash equivalent at beginning of the
period                                                           32,552     18,245   17,588     120,567   65,007  25,404
                                                          ---------------------------------- ----------------------------
Cash and cash equivalent at end of the year                      88,568     49,640   18,245      88,568   49,640  18,245
                                                          ---------------------------------- ----------------------------

Non-cash activities
   Issue of shares for non-cash consideration                    22,038     12,352        -           -        -       -
                                                          ================================== ============================
Supplemental disclosure of cash flow activity:
   Cash payments for interest                                     1,436        805      113         297      166      11
   Cash payments for finance lease interest                          71         40       27          71       40       -
   Cash payments for tax                                            623        349      213         309      173     205


Solely for the convenience of the reader the financials information for the most recent financial year is also expressed in US dollars translated at a rate of GBP 1: US $1.7842 which was the noon buying rate on December 31, 2003. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate.


Reconciliation between UK and US GAAP
                                                                                                           GBP '000's

Loss for the period 1 January 2003 to 31 December 2003
Reported in the consolidated profit and loss account for the period under UK GAAP                        (14,999)

Amortisation of goodwill                                                                                    8,746
Revenue recognition                                                                                         (766)
Deferral of gain on sale and leaseback
transaction                                                                                                    75
Fair value of forward exchange contracts                                                                    (180)
Stock compensation cost                                                                                     (561)
National Insurance                                                                                            759

Net loss for the period 1 January 2003 to 31 December 2003 under US
GAAP                                                                                                      (6,926)
                                                                                                      ============


                                                                                                           GBP '000's

Loss for the period 1 October 2003 to 31 December 2003
Reported in the consolidated profit and loss account for the period under UK GAAP                             321

Amortisation of goodwill                                                                                    2,330
Revenue recognition                                                                                         (937)
Deferral of gain on sale and leaseback
transaction                                                                                                    50
Fair value of forward exchange contracts                                                                    (180)
Stock compensation cost                                                                                     5,074
National Insurance                                                                                          (548)

Loss  for the period 1 October 2003 to 31 December 2003 under US GAAP                                       6,110
                                                                                                      ============

*Translated in US$ at a convienence transalation rate of $1.7842 per GBP 1

                                                                                                           GBP '000's

Shareholders' funds as reported in the consolidated balance sheet under UK GAAP at 31 December 2003        47,362

Goodwill                                                                                                   21,678
Deferred tax                                                                                             (10,200)
Other                                                                                                          43
Revenue recognition                                                                                       (1,341)
Deferral of gain on sale and leaseback
transaction                                                                                                  (85)
National Insurance                                                                                          1,894
Fair value of forward exchange contracts                                                                    (180)
                                                                                                      ------------

Shareholders' equity as reported in the consolidated balance sheet under US GAAP at 31 December 2003       59,171
                                                                                                      ============


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:   22  March, 2004
                                        /s/ Leigh Grant
                                        ------------------------------
                                        Deputy Company Secretary
                                        ebookers plc